Filed by Reinvent Technology Partners Z
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Hippo Enterprises Inc.
Commission File No. 001-39711
Date: July 16, 2021

hippo + Reinvent

Homeowners Insurance 2.0

Investment Thesis

- **Team that Combines World Class Technology and Insurance Specialists** – allows Hippo to tackle the complexity of insuretech and drive sustainable growth with sophisticated approaches to distribution and underwriting
- **Homeowners Insurance Industry Attractive With Multiple Opportunities for Technology Differentiation** – massive, growing market with attractive fundamentals that is still early on each of the product, distribution channel, technology, and data innovation curves
- **Improved Customer Experience and Product** – technology and data integration lead to improved UX with easier and quicker quote and buy process, more accurate underwriting, proactive monitoring and policy updating, loss prevention, and improved customer relationships and claims experiences
- **Highly Attractive Business Model & Unit Economics** – fundamentally attractive unit economics with premium customer retention at >5x LTV / CAC (lifetime value / customer acquisition cost). Ability to strategically use MGA (managing general agent), agency, and fully-owned carrier to capture optimal economics at each stage in growth cycle
- **Non-Heroic Need-to-Believe on Underwriting** – expect Hippo to succeed without needing better than average loss ratios
- **Differentiated Omnichannel Distribution** – designed to meet consumers wherever they shop for insurance. Omnichannel approach also provides strategic flexibility for Hippo in balancing between capital light agent-driven growth and higher LTV DTC channels
- **Many "ways to win" with upside tailwinds and ancillary business opportunities**


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Transaction Overview

- **Structurally committed to long-term partnership** with Hippo and alignment with investors:
  - Lock-ups up to 2 years on Reinvent shares
  - Price-based vesting up to $20 / share on Reinvent shares
  - Board seat designated by Reinvent
- Prospective transaction implies a fully diluted pro forma enterprise value of $5.0B (4.4x 2023E Total Generated Premium)

Reinvent Thesis

- **Partner with amazing founders with game changing technologies who are inventing or reinventing industries**
- Invest in innovation-driven companies that create long term value – this is the core philosophy behind our vision to deliver **venture @scale**
- Experience as entrepreneurs, operators, investors, and public company board members help drive execution and strategy hippo + Reinvent

For important information regarding RTPZ and Hippo, including the proposed transaction between the two parties, read here: https://z.reinventtechnologypartners.com/investor-relations/presentations-events/presentations/detail/9628/hippo-investment-summary

Important Information for Investors and Stockholders This communication relates to a proposed transaction between RTPZ and Hippo. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPZ has filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of RTPZ, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all RTPZ shareholders. RTPZ also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTPZ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPZ through the website maintained by the SEC at www.sec.gov. The documents filed by RTPZ with the SEC also may be obtained free of charge at RTPZ’s website at https://z.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY. Participants in the Solicitation RTPZ and Hippo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTPZ’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTPZ and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph. Forward Looking Statements This communication may be deemed to include certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTPZ and Hippo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPZ’s securities; (ii) the risk that the transaction may not be completed by RTPZ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RPTZ; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger governing the proposed transaction (the “Merger Agreement”) by the shareholders of RTPZ, the satisfaction of the minimum trust account amount following redemptions by RPTZ’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE investment in connection with the transaction; (vi) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the effect of the announcement or pendency of the transaction on Hippo’s business relationships, operating results, and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of Hippo and potential difficulties in Hippo employee retention as a result of the transaction; (ix) the outcome of any legal proceedings that may be instituted against Hippo or against RTPZ related to the Merger Agreement or the proposed transaction; (x) the ability to maintain the listing of RTPZ’s securities on a national securities exchange; (xi) the potential volatility of the price of RTPZ’s securities due to a variety of factors, including changes in the competitive and highly regulated industry in which RTPZ plans to operate or Hippo operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPZ’s or Hippo’s business, and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities; (xiii) changes in domestic and foreign business, market, financial, political, and legal conditions; (xiv) natural or man-made catastrophes such as wildfires, hurricanes, typhoons, earthquakes, floods, climate change (including effects on weather patterns, greenhouse gases, sea, land and air temperatures, sea levels, and rain and snow), nuclear accidents, pandemics (including COVID-19), or terrorism or civil unrest; (xv) the continued impact of COVID-19 and related risks; (xvi) the ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, quality, or availability of reinsurance; (xvii) the actual amount of new and renewal business, market acceptance of products, and risks associated with the introduction of new products and services and entering new markets; (xviii) the ability to increase the use of data analytics and technology; and (xix) the ability to attract, retain, and expand RTPZ’s or Hippo’s customer base. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPZ’s registration on Form S-1 (File No. 333-249799), the registration statement on Form S-4 discussed above and other documents filed by RTPZ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPZ and Hippo assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPZ nor Hippo gives any assurance that either RTPZ or Hippo or the combined company will achieve its expectations.